UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Ha’solelim Street
Tel Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Check Point Software Technologies Announces Extension to the Share Repurchase Program

SAN CARLOS, CA — May 10, 2016
- Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced that its board of directors has authorized an extension to the company’s on-going share repurchase program. Under the updated plan, effective immediately, Check Point is authorized to continue to repurchase up to $250 million of shares each quarter, up to an aggregate of $1.5 billion. Since the beginning of 2015 and until March 31, 2016, we repurchased approximately 15.17 million shares for an aggregate purchase price of approximately $1.23 billion, which represented an average repurchase per quarter of $246.6 million.

As of March 31, 2016, Check Point has approximately 172.09 million ordinary shares outstanding. Check Point started its share buyback program in 2003, and since has repurchased approximately 130.8 million shares for a total purchase price of approximately $5.07 billion. The new plan replaces the previous repurchase plan adopted in January 2015, which provided for the repurchase of up to $250 million of shares each quarter, up to an aggregate of $1.5 billion.

Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume, and other factors. Such purchases will be made in accordance with applicable U.S. securities laws and regulations. For all or a portion of the authorized repurchase amount, Check Point may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program does not require Check Point to acquire a specific number of shares, and may be suspended from time to time or discontinued. The share repurchases will be funded from available working capital.

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding the shareholder repurchase program. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is the largest network cyber security vendor globally, providing industry-leading solutions and protecting customers from cyberattacks with an unmatched catch rate of malware and other types of threats. Check Point offers a complete security architecture defending enterprises – from networks to mobile devices – in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ John Slavitt
John Slavitt
General Counsel

Dated: May 10, 2016